FILER:
COMPANY DATA:
COMPANY CONFORMED NAME: SODEXHO ALLIANCE SA
CENTRAL INDEX KEY: 0001169715
STANDARD INDUSTRIAL CLASSIFICATION: SERVICES-MANAGEMENT SERVICES [8741] IRS NUMBER: 000000000
FISCAL YEAR END: 0831
FILING VALUES:
FORM TYPE: 6-K
SEC ACT: 1934 Act SEC
FILE NUMBER:
FILM NUMBER:
BUSINESS ADDRESS:
STREET 1: 3 AVENUE NEWTON
STREET 2: 78180 MONTIGNY-LE-BRETONNEUX
CITY: FRANCE
STATE:
ZIP: 00000
BUSINESS PHONE: 0113313085
6-K
FORM 6-K
                              SECURITIES AND EXCHANGE COMMISSION
                                      Washington D.C. 20549

                                             FORM 6-K

                                 REPORT OF FOREIGN PRIVATE ISSUER
                             PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
                                  SECURITIES EXCHANGE ACT OF 1934

                                         January 19, 2004

                                        SODEXHO ALLIANCE SA
                                         3, avenue Newton
                                   78180 Montigny-le-Bretonneux
                                              France
                             (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F         X                 Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes                                 No       X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contents: Press Release

                               EXHIBIT LIST

Exhibit           Description

99.1     Press Release

                                SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

SODEXHO ALLIANCE SA
By: /s/ Sian Herbert-Jones
-------------------------------
Name:    Sian Herbert-Jones
Title:   Chief Financial Officer

Date: January 19, 2004

This press release contains "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. These include, but are not limited to, statements regarding anticipated future events and financial performance with respect to our operations. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated" , "project " , "plan" "pro forma," and "intend" or future or conditional verbs such as "will," "would," or "may." Factors that could cause actual results to differ materially from expected results include, but are not limited to, those set forth in our Registration Statement on Form 20-F, as filed with the Securities and Exchange Commission (SEC), the competitive environment in which we operate, changes in general economic conditions and changes in the French, American and/or global financial and/or capital markets. Forward-looking statements represent management 's views as of the date they are made, and we assume no obligation to update any forward-looking statements for actual events occurring after that date. You are cautioned not to place undue reliance on our forward-looking statements.



                        SODEXHO ALLIANCE REQUESTS THE AMF
                               TO OPEN AN ENQUIRY

Paris, January 12, 2004 - Following various rumours at the opening of the stock market and the spread of incorrect information originating from a summary report made by Smith Barney, Sodexho Alliance insists on clarifying certain information which could lead to the belief that the group has not been transparent in its communication, particularly as regards its receivables securitization in the United Kingdom.

Sodexho Alliance notes that the 100 million euros of cash flow generated, in Fiscal 2002-2003, by working capital from operations does not in anyway include the impact of receivables securitization in the United Kingdom.

This securitization program has been in place since 1999 as a financing source and since this date is disclosed in the accounts of our subsidiary, according to local accounting principles. In addition and following the new recommendations dated January 2003 of the AMF, this information is published in the Group's Annual Report filed on 28 November 2003 with the AMF; it is available on our website.

Considering that this erroneous information prejudices the company and its shareholders, Sodexho Alliance reserves its right to seek appropriate redress.

Following a downwards movement in its share price of nearly 8% over a few hours and volumes exchanged on 12 January of more than 2.7 million shares, Sodexho Alliance questions the speculative nature of these movements and requests the AMF to open an enquiry.


About Sodexho Alliance

Founded in Marseille in 1966 by Chairman and Chief Executive Officer Pierre Bellon, Sodexho Alliance is the world's leading provider of food and management services. With more than 308,000 employees on 23,900 sites in 76 countries, Sodexho Alliance reported consolidated sales of 11.7 billion euros for the fiscal year that ended on August 31, 2003. The Sodexho Alliance share has been listed since 1983 on the Euronext Paris Bourse, where its market value totals
3.9 billion euros. The Sodexho Alliance share has been listed since April 3, 2002, on the New York Stock Exchange.


Media Relations: Jerome Chambin
Tel: +33 130 85 74 18
Fax: +33 130 85 52 32
E-mail:  jerome.chambin@sodexhoalliance.com

Investor Relations: Jean-Jacques Vironda
Tel: +33 130 85 29 39
Fax +33 130 85 51 81
E-mail: jeanjacques.vironda@sodexhoalliance.com